December 19, 2014

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Gen3Bio, Inc.
Registration Statement on Form S-1
Filed November 7, 2014
File No. 333-199963

Dear Ms. Long:

Gen3Bio, Inc. (the “Gen3Bio” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 3, 2014, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note that on November 4, 2014, you issued a press release related to your current operations via PR Newswire iReach. The following information within this release is not currently disclosed within your registration statement:

  “The Company’s competitive advantage lies in its proprietary resin and biofuels formulation and processing that will allow manufacturing at a cost below traditional petroleum-based specialty chemicals and resins,” and
  “Gen3Bio is the only company in the industry that is not solely focused on biofuels and/or nutriceuticals.”

Additionally, we note that your LinkedIn page states the following information that is also not disclosed within your registration statement:

  “The Company’s unique technologies allow it to more efficiently extract chemicals from algae, reduce steps to produce specialty chemicals and polymers, reduce capital requirements for commercial scale plants, improve total synthetic yield and reduce time to produce products,” and
  “The Company’s proprietary process allows it to work simultaneously on individual steps of multi-step processes to reduce development time, work with the best labs and experts for each step rather than being bound by in-house capabilities and prevent one outside organization from knowing all steps of a multi-step process to protect intellectual property.”

In your next amendment, please describe the details about your proprietary resin and biofuels formulation and processing, including how you determined it produces higher yield and is both more time- and cost-efficient than traditional products. This will require changes throughout your prospectus, including, but not limited to, the Prospectus Summary, Risk Factors, Description of Business, Plan of Operations, and Management’s Discussion and Analysis. We may have additional comments upon our review of the amended registration statement.

Response: Dr. Okamoto, our founder, CEO, and experienced chemist, has conceptualized, on behalf of the Company, a proprietary method for extracting and fermenting the cell contents of algae biomass at close to room temperature and standard pressures, which method should permit it (or a licensee of the technology) to manufacture specialty chemicals at a price point below traditional petroleum-based products based on a patent portfolio held by the University of Toledo (the “University”). The Company has been negotiating development and marketing rights to acquire this intellectual property for several months, which it is still in the process of finalizing. We were referring to this intellectual property on our website and on our LinkedIn page. As we have not finalized the licensing and development agreement and do not have any patents yet, we have revised our Registration Statement to disclose that we have not finalized or entered into a licensing agreement with the University and are merely developing technologies. We have therefore revised the information on our website and LinkedIn page to be consistent with our disclosure in our Registration Statement, and we have retracted the press release.

2.

Please provide us with your analysis of how your press communication via PR Newswire iReach was consistent with Section 5 of the Securities Act, including any applicable safe harbor and free writing prospectus rules. Please cite the specific authority on which you rely. We may have further comments upon review of your response. Please refer to Rule 169 of Regulation C of the Securities Act of 1933 for further guidance.

Response: The Press Release was issued in error, was issued in combination with Dr. Okamoto presenting at a biomarine conference in Portugal and was directed toward academics and peers in the industry, contained factual business information only, did not contain information about the offering, and was not disseminated as part of any offering activity. That said, we have added a risk factor regarding the issuance of the Press Release disclosing the risks associated with the press release.

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have only provided a confidential executive summary and subscription agreement to our potential investors, and it was only provided to our potential investors prior to October 7, 2014. We have attached a copy of the agreement package hereto.

4.

Your filing indicates that you have limited operating activities, no revenues, nominal assets, no actual developed product, issue penny stock and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response: We are not a blank check company. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose.

Our business purpose is developing technologies to transform algae and other feedstocks into biofuels, bioplastics, and other specialty chemicals, proving those technologies, and either licensing those technologies to other producers, or using those technologies to produce biofuels, bioplastics, and other specialty chemicals in-house.

In Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated, in Section II(A), “DISCUSSION OF THE RULES, Scope of Rule 419,” that “Rule 419 does not apply to start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” In any event, operations had commenced at the time of offering as detailed in our response to the following Staff comment. We have included a statement on the cover page of the prospectus, which is underlined, that we have no plans to engage in a business combination following the offering.

5.

Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Response: The Company is not a shell company as it is engaged in non-nominal operations and has been since inception. Rule 405 of Regulation C states that a shell company is a company that has no or nominal operations and either (1) no or nominal assets, (2) assets consisting solely of cash and cash equivalents, or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

While the Company had nominal assets as of September 30, 2014, it is currently negotiating a license agreement with the University to acquire rights to a patent portfolio relating to algae biofuel production. Since inception, the Company has been actively engaged in research relating to its algae-related chemical technology and has filed two confidential requests for grants with the State of Ohio in collaboration with the University based on such technology. The Company currently operates out of two offices: one located in the State of Indiana located at 4000 W. 106th Street in Carmel, and in an office within the University at 1510 N. Westwood Avenue in Toledo, Ohio, where the Company is currently and actively involved in algae experimentation in collaboration with the University of Toledo, Ohio.

The Company currently has two employees, and Dr. Okamoto has dedicated his full time since inception to developing the Company’s technology and implementing its business plan. Because of a dearth of available Company funds, Dr. Okamoto has spent significant personal funds to travel abroad to speak on behalf of the Company, and is travelling every week between Indiana and Ohio to lead the research and development efforts of the Company. Finally, the Company is in the process of preparing a confidential grant request with the US Department of Energy based on its proposed algae-related technology, and its personnel have been working on such grant request for over three months.

6.

Please revise your prospectus to disclose all other registration statements of companies for which your two officers and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and directors and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Response: We have included such disclosure in the “Involvement in Legal Proceedings” section on page 32 as Cereplast, Inc., filed for bankruptcy. While we understand that Cereplast, Inc. filed for bankruptcy protection, as it is not currently reporting, we are not in a position to opine upon whether Cereplast is “viable” or “dormant” from a cash-flow and operational perspective. We have disclosed, however, that Cereplast is no longer current in its reporting obligations and “may be dormant.”

7.	Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Response: We have revised as instructed.

8.	Please disclose that as of September 30, 2014, you had cash or cash equivalents of $100.

Response: We have revised as instructed.

9.	Please disclose that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

Response: We have revised as instructed.

10.

We note your disclosures here that you are “engaged in the business of developing a new technology to transform algae into biofuels and bioplastics” and “Algae is the first non- food crop project that [you] are introducing.” Please expand upon the specific steps you have taken in developing your technologies. If you have yet to take any steps, please explicitly disclose that here.

Response: We have revised as instructed.

11.	Please disclose that you are a development stage company with no current revenue generating operations, products, intellectual property or other assets.

Response: We have revised as instructed.

12.	Please disclose here that you anticipate generating losses for the next twelve months.

Response: We have revised as instructed.

13.	Please disclose the offering period for both your Primary Offering and Secondary Offering.

Response: We have revised as instructed.

14.	Please disclose here that your officers and directors are not purchasing shares in this offering.

Response: We have revised as instructed.

15.

Please ensure your risk factors are currently material and placed in context with your stage of development. For instance, you do not appear to have any intellectual property yet the risk factors under the heading Risks Related to Our Intellectual Property suggest that you do. Please revise the entire risk factor section accordingly. We may have additional comments after reviewing any revised disclosure.

Response: We have revised as instructed.

16.

Please add a risk factor that Dr. Okamoto will own a majority of the shares after the offering, regardless of the amount of shares sold, and as a result will be a control person who may take actions not in the best interest of other stockholders.

Response: We have revised as instructed.

17.	Please add a risk to reflect the fact that your officers and directors have no experience leading a public company.

Response: Mr. Okada was the Chief Financial Officer of Cereplast, Inc., and Dr. Okada was the Chief Technology officer of Cereplast, Inc. Accordingly, we do not think it would be appropriate to state that they have no experience leading a public company. We have added a risk factor that they have limited experience.

18.

We note you disclose that you rely on third parties for production and processing. Given that you do not currently produce or process any products, please revise your disclosure here to reflect that you intend to rely on third parties.

Response: We have revised as instructed.

19.

You disclose that you are currently entered into strategic collaborations. Please clarify for us the collaborations you are referring to here, and ensure that you describe the material terms of these collaborations in your next amendment.

Response: We have revised as instructed. We have not yet finalized the terms of the collaboration with the University.

20.	We note your disclosure that you currently have product liability and umbrella insurance. Please supplementally affirm to us that you have these insurances.

Response: We have revised our disclosure as we do not insurance. The grants we have applied for do require us to have insurance, and we intend to acquire insurance in the future.

21.	Please disclose the minimum amount of offering proceeds you will need to implement your business plan and support your operations for the next twelve months.

Response: We have revised our disclosure in accordance with the Staff’s comment.

22.	Because you plan to use a portion of the offering proceeds to discharge debt, please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Response: We have revised our disclosure in accordance with the Staff’s comment.

23.

In light of your limited operating history and lack of revenues, please revise to provide a more detailed discussion of the key challenges you face. For example, we note your risk factors section discusses potential delays in financing and construction, risks associated with doing business in developing countries, and regulatory compliance costs. See Section III.A of SEC Release No. 33- 8350.

Response: We have revised our disclosure in accordance with the Staff’s comment.

24.

Please significantly revise the Plan of Operation section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact your business section discussion. We may have additional comments upon our review of the amended registration statement.

Response: We have revised our disclosure in accordance with the Staff’s comment.

25.

Your narrative states that your “operating expenses incurred from inception through September 30, 2014 are $71,633.” However, your table indicates that you incurred operating expenses of $108,133. Please revise your registration statement as appropriate.

Response: The table has been updated in accordance with the Staff’s comment.

26.

Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the period ended September 30, 2014, as well as your current plan of operations, please explain to us how you “expect cash and cash equivalents and expected cash flows from operations to be sufficient to cover operating expenses for the next twelve months.” In this regard, please revise your disclosure to provide a more detailed discussion of how you intend to finance your operations during the next twelve months, as required by Section 607.02 of the SEC Codification of Financial Reporting Policies. Your disclosure should include a discussion of your current ability to obtain debt or equity financing or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain additional financing.

Response: The disclosures have been updated in accordance with the Staff’s comment.

Description of Business, page 28

27.	Please explicitly disclose here that you do not currently have any products or proposed products.

Response: We have revised to disclose that we do not currently have any products and have described our proposed products.

28.	Please expand upon how you plan to distribute your proposed products. See Item 101(h)(4) of Regulation S-K.

Response: We have revised as instructed.

29.

We note that you include measures of forecasted revenue and production in several locations here, such as:

  “By Q1 2016, we anticipate that the first pilot-scale demonstration will be completed with licensing by a third party to include royalties and development payments to move to the small commercial scale;”
  “We anticipate that this initial contract should result in initial revenues of $250,000 to $500,000 at that time, which should grow annually as production of the biobased chemical is commercialized by the licensee;”
  “The first biobased chemical sale from a pilot facility should then be possible, which we hope will generate annual revenues of approximately $1,000,000;” and
  “Additionally, the first technology is anticipated to be scaled up between 2017 and mid- 2018 to 25,000 tons annually, with an anticipated market value of $25,000,000 annually.”

Please provide the basis for your projections. As you do not have any historical revenues or market share, we are concerned that you may not have a reasonable basis for your projections, especially projections that are four years in the future. Refer to Item 10(b) of Regulation S-K of the Commission's policy on projections.

Response: Our projections are based on Dr. Okamoto’s experience in the industry. Because we do not have a basis for our projections other than Dr. Okamoto’s experience, we have revised our disclosure to remove our forecasted revenues and similar metrics.

Directors and Executive Officers, page 31

30.	Please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Okada should serve as a director. See Item 401(e) of Regulation S- K.

Response: The disclosure has been updated in accordance with the Staff’s comment.

31.	Please provide a brief description of the material factors necessary to understand how the salaries of Dr. Okamoto and Mr. Okada were determined. See Item 402(o) of Regulation S-K.

Response: We have revised our disclosure in accordance with the Staff’s comment.

32.

We note that your Articles of Incorporation (Exhibit 3.1) indicates that you are authorized to issue 5,000,000 shares of preferred stock but you disclose here that you are not currently authorized to issue preferred stock. Please ensure that the information in your registration statement is consistent with your Articles of Incorporation.

Response: The registration statement has been updated in accordance with the Staff’s comment.

33.	Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

Response: For the reasons previously stated, we are not a shell company, and it is therefore not necessary for us to revise our disclosure. Notwithstanding the foregoing, we have added a clarification explaining that Rule 144 would not be available if we become a shell company.

34.	Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. See Paragraph 23 of Schedule A of Securities Act of 1933.

Response: We have revised our disclosure in accordance with the Staff’s comment.

35.	Please revise your table to remove the parentheses surrounding total additional paid-in capital.

Response: The financial statements have been updated in accordance with the Staff’s comment.

36.	Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Response: The disclosure has been updated in accordance with the Staff’s comment.

37.	Please revise to state the law upon which this opinion is based.

Response: The legal opinion has been updated in accordance with the Staff’s comment.

In connection with this response, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Gen3Bio, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer